Exhibit 99.21

American Rebel Holdings, Inc. (NASDAQ: AREB) to Showcase America’s Patriotic Beer - American Rebel Light at the Annual 2025 National Beer Wholesalers Association (NBWA) Convention in Las Vegas, Nevada

Hall of Famer Driver Tony Stewart to Join American Rebel Light Beer Team October 13–14 for Distributor Engagement and American Rebel Brand Activation at Booth 620

NHRA Top Fuel Driver and TSR Nitro Owner to Represent American Rebel Light Beer in Continued High-Octane National Expansion

NASHVILLE, TN, Oct. 09, 2025 (GLOBE NEWSWIRE) — American Rebel Holdings, Inc. (NASDAQ: AREB) and American Rebel Beverage are proud to announce participation in the 2025 National Beer Wholesalers Association (NBWA) Annual Convention and Trade Show, taking place October 13–15 at Caesars Palace in Las Vegas. The event brings together top-tier distributors, suppliers, and industry leaders from across the country — and American Rebel Light Beer ( www.americanrebelbeer.com ) is showing up with motorsports legend and Hall of Fame driver Tony Stewart.

The NBWA Annual Convention is the premier gathering for America’s beer distribution industry, offering educational sessions, networking opportunities, and a dynamic trade show floor. For American Rebel Light Beer, it’s a chance to showcase its rapid retail expansion, connect with new distributor partners, and reinforce its mission to become the leading patriotic beer brand in the U.S.A. American Rebel Light Beer has launched in 13 states since its debut in September 2024 and will soon be announcing several high-profile retail chain placements that match our growing distribution network and footprint.

“We’re excited and unapologetically fired up to return to the National Beer Wholesalers Association Convention — the leading industry trade show — with real momentum behind us. In the past year alone, American Rebel Light has expanded into 13 states and partnered with some of the top-tier distributors in the country. We’re honored to have motorsports legend Tony Stewart join us as both a shareholder and a passionate brand advocate. Through our continued sponsorship of Tony, TSR Nitro, and the NHRA, we’re introducing American Rebel Light Beer to millions of fans — in person at the track and across national broadcasts on FOX and FS1.” Andy Ross, CEO American Rebel Holding, Inc. (NASDAQ: AREB) “American Rebel Light is more than a beer — It’s America’s Patriotic, God Fearing, Constitution Loving, National Anthem Singing, Stand Your Ground Beer. We look forward to meeting face-to-face with the industry’s most qualified buyers, having irreplaceable conversations, and continuing to build the fastest growing beer brand in America. And mark my words — we’re just getting started. Rebel Up America! Put a Rebel Light Beer can in your hand!”

Tony Stewart will be in attendance with the American Rebel team on Monday and Tuesday, October 13–14, meeting with distributors, engaging fans, and amplifying the brand’s patriotic momentum. His presence reinforces American Rebel’s ongoing sponsorships, engagement and connection to motorsports, and its commitment to high-impact partnerships and events that drive brand visibility and consumer loyalty.

“The NBWA Convention is where relationships are built, and deals are made. We are anticipating several successful activations for American Rebel Light Beer to be initiated or finalized at the show,” said Todd Porter, President of American Rebel Beverage. “We’re here to connect with distributors who believe in bold storytelling, authentic branding, and products that stand for something like America’s Patriotic Beer - Rebel Light as we continue to accelerate our national coverage. Having Tony Stewart with us makes that message even louder.”

American Rebel Light Beer is a Premium Domestic Light Lager Beer that is “Better for You” – all-natural, crisp, clean, and bold with a lighter feel. Approximately 100 calories, 3.2 carbohydrates, and 4.3 percent ABV per 12 oz serving. Brewed without added supplements, corn, rice, or sweeteners.

American Rebel Light Beer’s rapid expansion across national retail and distribution channels is driven by its strong strategic manufacturing partnerships with AlcSource and City Brewing Company , two of the most respected names in the U.S. beverage industry.

AlcSource, the nation’s largest integrated provider of beverage development, sourcing, and production solutions, serves as American Rebel’s primary production and supply chain partner. Through AlcSource’ s state-of-the-art facilities and vertically integrated platform, American Rebel Light benefits from optimized formulation, ingredient sourcing, quality assurance, and nationwide logistics coordination. This partnership enables the company to rapidly respond to increasing consumer demand while maintaining consistent quality and efficiency across each production run.

Complementing this, City Brewing Company, one of North America’s largest full-service contract brewers, provides high-volume brewing and packaging capacity that allows American Rebel Light to scale its production footprint as distribution expands. City Brewing’s extensive operational expertise and multi-location brewing network give American Rebel the flexibility to produce at scale, efficiently manage inventory, and meet the logistical needs of major retail and wholesale partners across multiple regions.

Together, these partnerships establish the foundation for scalable growth, ensuring that American Rebel Light Beer can meet accelerating consumer demand nationwide while maintaining the brand’s high standards for quality, taste, and consistency. This production alignment also positions American Rebel Light Beer for continued market expansion and supports its long-term strategic vision to become the leading name in the American light beer category.

About American Rebel Holdings, Inc. (NASDAQ: AREB)

American Rebel began as a designer and marketer of branded safes and personal security products and has since grown into a diversified patriotic lifestyle company with offerings in beer, branded safes, apparel, and accessories. With the introduction of American Rebel Light Beer, the company is now making waves in the beverage space. Learn more at www.americanrebelbeer.com

Watch the American Rebel Story as told by our CEO Andy Ross The American Rebel Story

About American Rebel Light Beer

American Rebel Light is more than just a beer – it’s a celebration of freedom, passion, and quality. Brewed with care and precision, our light beer delivers a refreshing taste that’s perfect for every occasion. Since its launch in September 2024, American Rebel Light Beer has rolled out in Tennessee, Connecticut, Kansas, Kentucky, Ohio, Iowa, Missouri, North Carolina, Florida, Indiana, Virginia, Mississippi, and Minnesota.

For launch details and availability, visit www.americanrebelbeer.com or follow us on social media @AmericanRebelBeer.

American Rebel Light is a Premium Domestic Light Lager Beer – all-natural, crisp, clean, and bold with a lighter feel. Approximately 100 calories, 3.2 carbohydrates, and 4.3 percent ABV per 12 oz serving. Brewed without added supplements, corn, rice, or sweeteners.

Media Inquiries

Monica Brennan

Monica@NewtoTheStreet.com

Matt Sheldon

Matt@Precisionpr.com

917-280-7329

Distribution Opportunities

Todd Porter

President, American Rebel Beverage

tporter@americanrebelbeer.com

Investor Relations

ir@americanrebel.com

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. American Rebel Holdings, Inc. (NASDAQ: AREB; AREBW) (the “Company,” “American Rebel,” “we,” “our” or “us”) desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “forecasts,” “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “could,” “target,” “potential,” “is likely,” “expect” and similar expressions, as they relate to us, are intended to identify forward-looking statements. We have based these forward-looking statements primarily on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, and financial needs.

Forward-looking statements in this press release also include, but are not limited to, statements regarding:

●	the anticipated benefits of American Rebel’s participation in the 2025 National Beer Wholesalers Association (NBWA) Convention, including distributor engagement, brand activation, and expansion opportunities;

●	expectations regarding the continued rollout and national expansion of American Rebel Light Beer, including retail chain placements, distributor partnerships, and consumer adoption;

●	the strategic impact of American Rebel’s ongoing sponsorship of Tony Stewart, TSR Nitro, and the NHRA, including brand visibility across motorsports audiences and national television broadcasts;

●	the Company’s ability to scale production and distribution through its partnerships with AlcSource and City Brewing Company; and

●	the belief that American Rebel Light Beer is positioned to become a leading brand in the domestic light beer category.

Important factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to: benefits of our continued sponsorship of high-profile events; success and availability of promotional activities; our ability to effectively execute our business plan; consumer demand for our products; distributor and retailer adoption; production and supply chain capacity; and the Risk Factors contained within our filings with the SEC, including our Annual Report on Form 10-K for the year ended December 31, 2024, and our Quarterly Report on Form 10-Q for the three months ended June 30, 2025.

The Company appeared before a Nasdaq panel on September 30, 2025, to address its stockholder equity deficiency, which was not cured prior to the expiration of the 180-day extension in August 2025. Since June 30, 2025, the Company has initiated multiple transactions—including debt conversions, minority equity investments, and equity issuances—that were not reflected in its Q2 FY2025 Form 10-Q. Management believes these actions have collectively positioned the Company above the $2.5 million minimum stockholder equity threshold required by Nasdaq. The Company is now awaiting the panel’s decision, which will be based upon both the Company’s presentation and the Nasdaq staff’s recommendations. However, there can be no assurance that the panel will concur with management’s position or render a favorable ruling.

Any forward-looking statement made by us herein speaks only as of the date on which it is made. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future developments or otherwise, except as may be required by law.